EXHIBIT (b)(3)

ABLECO FINANCE LLC

450 Park Avenue, 28th Floor

New York, New York 10022

July 2, 2003

CGW Southeast Partners IV, L.P.

Twelve Piedmont Center

Suite 210

Atlanta, GA 30305

Attn: Michael Long, Partner

Huevos Holdings, Inc.

c/o CGW Southeast Partners IV, L.P.

Twelve Piedmont Center

Suite 210

Atlanta, GA 30305

Attn: Michael Long, Partner

AHL Services, Inc.

1000 Wilson Boulevard

Suite 910

Arlington, VA 22209

Attn: A. Clayton Perfall

Re: Financing Commitment

Dear Gentlemen:

CGW Southeast Partners IV, L.P. (the “Investor”) has advised Ableco Finance LLC (a special situations lending company hereinafter referred to as “Ableco” or “Lender”) that the Investor has established Huevos Holdings, Inc. (“Huevos”) to acquire AHL Services, Inc. (“AHL”) and each of its direct and indirect subsidiaries (such subsidiaries, together with AHL, each a “Company” and collectively, the “Companies”). The acquisition of the Companies (the “Acquisition”) will be accomplished by a going private, cash merger (the “Merger”) of Huevos with and into AHL with AHL as the surviving entity in such merger. In connection with the Acquisition, the Companies will require financing to (i) refinance up to $61,100,000 of existing indebtedness (net of applicable discounts and the rollover Preferred Series Stock of AHL of $2,250,000) (the “Existing Indebtedness”), (ii) restructure the Argenbright Note (as defined in the Term Sheet referred to below) at a cost to AHL of not more than $5,000,000, (iii) for general working capital requirements, and (iv) to pay fees and expenses related to the financing contemplated by this commitment letter.

1. The Lender is pleased to advise you that the Lender is willing to provide the Companies with a senior secured financing facility in the maximum aggregate amount of $37,500,000 (the “Financing Facility”), substantially on the terms and conditions set forth in the

CGW Southeast Partners IV, L.P.,

Huevos Holdings, Inc., and

AHL Services, Inc.

July 2, 2003

Outline of Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”). The Financing Facility will consist of: (i) a term loan A facility of $7,500,000 and (ii) a term loan B facility of $30,000,000. The obligation of Lender to provide the Financing Facility will be subject to (A) the receipt by the Companies of not less than $45,953,000 of equity proceeds, of which not less than $30,000,000 shall be cash equity proceeds, (B) the Investor, or an affiliate of the Investor, providing the Companies with a bridge loan in an amount of not less than $5,347,000, and (C) Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. (“Merrill Lynch”) providing a revolving credit facility of $20,000,000 to the Companies (the “Revolving Credit Facility”).

2. The obligations of the Companies under the Financing Facility shall be secured by perfected liens on substantially all now owned or hereafter acquired assets of the Companies, including, without limitation, all accounts receivable, inventory, equipment, real estate, general intangibles and other tangible and intangible personal property and real property, subject only to (i) the first priority lien on the assets of the Companies, other than any foreign Companies, in favor of Merrill Lynch securing the obligations of the Companies under the Revolving Credit Facility, (ii) the first priority liens in favor of a lender or factor on a portion of the German accounts receivable, securing a working capital line of credit in a maximum amount of Euros 7,500,000 (the “German W/C Facility”), and (iii) customary permitted liens acceptable to Lender. Lender’s commitment to provide the Financing Facility is subject in all respects to the satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheet.

3. Each of the Investor, AHL and Huevos, on behalf of themselves and the other Companies, acknowledges that the Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Financing Facility. The loan documentation for the Financing Facility shall include, in addition to the provisions that are summarized in this commitment letter and the Term Sheet, provisions that, in the opinion of Lender, are customary or typical for this type of financing transaction and other provisions that Lender determines to be appropriate in the context of the proposed transaction.

4. By its execution hereof and its acceptance of the commitments contained herein, each of AHL and Huevos, jointly and severally, agrees to indemnify and hold harmless Lender and each of its assignees, its affiliates and its directors, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this commitment letter, the extension of the Financing Facility contemplated by this commitment letter, the Acquisition or the Merger, or in any way arise from any use or intended use of this commitment letter or the proceeds of the Financing Facility, and each of AHL and Huevos, jointly and

CGW Southeast Partners IV, L.P.,

Huevos Holdings, Inc., and

AHL Services, Inc.

July 2, 2003

severally, agrees to reimburse each Indemnified Party for any legal (limited to one law firm in addition to one German law firm for Lender) or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but, in each case, excluding therefrom all expenses, losses, claims, damages and liabilities (i) which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of the Indemnified Party and (ii) arising from any actions or proceedings commenced by the Investor, Huevos, AHL or any affiliate of any of them if there is a final judgment of a court of competent jurisdiction in such action or proceeding in favor of such Investor, Huevos, AHL or any affiliate of any of them determining that such Indemnified Party acted with gross negligence or willful misconduct or intentionally breached this commitment letter. In the event of any litigation or dispute involving this commitment letter or the Financing Facility, no Lender shall be responsible or liable to Investor, Huevos, any Company, or any other person or entity, for any special, indirect, consequential, incidental or punitive damages.

5. In addition, each of the Investor, AHL and Huevos, jointly and severally, agrees to reimburse Lender for all reasonable fees and expenses (the “Expenses”) incurred by or on behalf of Lender in connection with the preparation, negotiation, execution and delivery of this commitment letter, the Term Sheet and any and all definitive documentation relating hereto or thereto, including, without limitation, the reasonable fees and expenses of counsel to Lender (limited to one law firm in addition to one German law firm) and the fees and expenses incurred by Lender in connection with any due diligence, collateral reviews, appraisals, valuations, audits and field examinations. An initial expense deposit of $100,000 was paid by the Investor and Huevos to Lender (the “Deposit”) to fund Expenses incurred by or on behalf of Lender. If Lender concludes that it will not make the Financing Facility available to the Companies, the unused portion of the Deposit will be returned to the Investor or the other payor thereof. Lender may from time to time, upon receipt of the invoices for expenses, request additional expense deposits if the Expenses exceed or may exceed the Deposit, which additional expense deposits shall be due upon demand.

6. The Investor, Huevos and AHL agree to pay to Lender certain fees set forth in the fee letter delivered in connection herewith (the “Fee Letter”). The terms and conditions of the Fee Letter set forth therein are incorporated herein by reference.

7. The commitment by Lender to provide the Financing Facility shall be subject to (i) the negotiation, execution and delivery of definitive customary loan documentation (the “Loan Documents”), in form and substance satisfactory to Lender, (ii) the satisfaction of Lender that, since the date hereof, there has not occurred any material adverse change with respect to the condition, financial or otherwise, business, operations, assets, liabilities or prospects of the (x) Investor and Huevos, taken as a whole, (y) the Companies organized in the United States, taken as a whole, or (z) the Companies organized in Germany, taken as a whole,

CGW Southeast Partners IV, L.P.,

Huevos Holdings, Inc., and

AHL Services, Inc.

July 2, 2003

in each case as determined by Lender in its sole discretion, exercised reasonably (a “Material Adverse Change”), and (iii) the conditions set forth in the Term Sheet. If at any time Lender shall determine (in its sole discretion exercised reasonably) that either (A) the Investor, Huevos or the Companies is unable to fulfill any condition set forth in this commitment letter or in the Term Sheet or (B) any Material Adverse Change has occurred, Lender may terminate its commitment under this commitment letter by giving notice thereof to the Investor (subject to the obligation of the Investor, AHL and Huevos to pay all fees, Expenses and other payment obligations expressly assumed by the Investor, AHL and Huevos hereunder, which shall survive the termination of this commitment letter).

8. Each of the Investor, AHL and Huevos represents and warrants that (i) all written information concerning the Investor, Huevos and the Companies (collectively, the “Information”) that has been, or is hereafter, made available by, or on behalf of Investor, Huevos or any Company is, or when delivered shall be, when considered as a whole, complete and correct in all material respects and does not, or shall not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made and (ii) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by the Investor, Huevos and the Companies to be reasonable and (B) information believed by the Investor, Huevos and the Companies to have been accurate based upon the information available to the Investor, Huevos and the Companies at the time such projections were prepared.

9. This commitment letter is delivered to the Investor, AHL and Huevos on the condition that, prior to its acceptance of this offer, neither the existence of this commitment letter or the Term Sheet, nor any of their contents, shall be disclosed by the Investor, AHL or Huevos, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of the Investor, Huevos or the Companies. In addition, each of the Investor, AHL and Huevos agrees, that Lender shall have the opportunity to review and, except as otherwise required by the Securities and Exchange Commission or other regulatory filings, approve, which approval shall not be unreasonably withheld, any public announcement in which reference is made to Lender or to the commitment contained herein. Each of the Investor, AHL and Huevos acknowledges that Lender and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Investor, Huevos, the Companies or their affiliates may be business competitors, and that neither Lender nor any of its affiliates shall have any obligation to provide to the Investor, Huevos, the Companies or any of their affiliates any confidential information obtained from such other companies.

CGW Southeast Partners IV, L.P.,

Huevos Holdings, Inc., and

AHL Services, Inc.

July 2, 2003

10. Until the earlier of the termination of this commitment letter and consummation of the Financing Facility, each of the Investor and Huevos agrees (i) that neither it nor its respective officers, directors, shareholders, advisors, representatives or employees shall directly or indirectly solicit, permit, participate in, engage in or otherwise facilitate discussions with any other potential investors in or purchasers of AHL or its business (other than management of AHL, the current lending group and Merrill Lynch) without the written consent of Lender, and (ii) to the extent possible, to request the return of any information that has been distributed prior to the date hereof in connection with any such discussions with any other potential investors in or purchasers of AHL or its business. In addition, Investor and Huevos will promptly notify Lender in writing of the form and content of any communication not permitted under this commitment letter regarding such matters or any attempt by any third party to engage in such activities.

11. The obligations of each of the Investor, AHL and Huevos under paragraphs 4, 5, 6, 9 and 14 of this commitment letter and under the Fee Letter shall remain effective whether or not any definitive documentation is executed and notwithstanding any termination of this commitment letter.

12. The offer made by Lender in this commitment letter shall expire, unless otherwise agreed by Lender in writing, at 5:00 p.m. (New York City time) on July 2, 2003, unless prior thereto Lender has received a copy of this commitment letter and the Fee Letter, each signed by the Investor, Huevos and AHL, accepting the terms and conditions of this commitment letter, the Term Sheet, and the Fee Letter. The commitment by Lender to provide any portion of the Financing Facility shall expire at 5:00 p.m. (New York City time) on September 30, 2003, unless at or prior to such date definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that AHL’s and Huevos’ obligation to pay all amounts in respect of indemnification and the Investor’s, AHL’s and Huevos’ obligation to pay all amounts in respect of Expenses shall survive termination of this commitment letter).

13. Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this commitment letter and the Fee Letter to Lender.

14. This commitment letter, including the attached Term Sheet, and the Fee Letter (i) supersede all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto; (ii) shall be governed by the internal law of the State of New York, without regard to principles of conflicts of law; (iii) shall be binding upon the parties and their respective successors and assigns; (iv) may not be relied upon or enforced by any other person or entity; and (v) may be signed in multiple counterparts and may be delivered by facsimile, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Each of the parties hereby submits to the exclusive jurisdiction of any New York State or Federal court

CGW Southeast Partners IV, L.P.,

Huevos Holdings, Inc., and

AHL Services, Inc.

July 2, 2003

sitting in the City of New York over any suit, action or proceeding arising out of or relating to this commitment letter, including the attached Term Sheet, or the Financing Facility and hereby agrees that any such suit, action or proceeding shall be brought exclusively in such courts. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto. The Investor, AHL and Huevos each acknowledges that Lender has been induced to enter into this commitment letter by, among other things, the provisions of this paragraph.

Very truly yours,

ABLECO FINANCE LLC

By: /s/ ERIC MILLER
Name: Eric Miller
Title:

CGW Southeast Partners IV, L.P.,

Huevos Holdings, Inc., and

AHL Services, Inc.

July 2, 2003

Agreed and accepted on this

2nd day of July, 2003:

CGW SOUTHEAST PARTNERS IV, L.P.

By: CGW Southeast IV, L.L.C., its general partner
By: CGW, Inc., its Manager

By: /s/ MICHAEL D. LONG
Name: Michael D. Long
Title: Partner

HUEVOS HOLDINGS, INC.

By: /s/ MICHAEL D. LONG
Name: Michael D. Long
Title: Secretary and Treasurer

AHL SERVICES, INC.

By: /s/ WYCK A. KNOX, JR.
Name: Wyck A. Knox, Jr.
Title: Chairman, Special Committee

EXHIBIT A

CGW Southeast Partners IV, L.P. and Huevos Holdings, Inc./AHL Services, Inc.

Outline of Terms and Conditions for Financing Facility

This Outline of Terms and Conditions is part of the commitment letter, dated July 2, 2003 (“Commitment Letter”), addressed to CGW Southeast Partners IV, L.P. (the “Investor”), Huevos Holdings, Inc. (“Huevos”) and AHL Services, Inc. (“AHL”) by Ableco Finance LLC (a special situations lending company hereinafter referred to as “Ableco”). This Outline of Terms and Conditions is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWERS:	AHL and the subsidiaries of AHL as required by the Lenders (each a “Borrower” and collectively, the “Borrowers”).

GUARANTOR:	All subsidiaries of AHL (that are not Borrowers) that are required by the Lenders (together with the Borrowers, each a “Loan Party” and collectively, the “Loan Parties”).

LENDERS:	Ableco and such other lenders designated by Ableco (collectively, the “Lenders”). Ableco shall act as agent for the Lenders (in such capacity, the “Agent”).

FINANCING FACILITY:	A $37,500,000 senior secured credit facility consisting of (i) a term loan A facility in an amount of $7,500,000 (the “Term Loan A Facility”) and (ii) a term loan B facility in an amount of $30,000,000 (the “Term Loan B Facility”, and together with the Term Loan A Facility, the “Financing Facility”).

Term Loan A: A Term Loan A Facility in an amount of $7,500,000. The term loan A (the “Term Loan A”) shall be made on the Closing Date (as hereinafter defined) in an amount equal to the least of (i) $7,500,000, (ii) the previous thirty (30) days’ collections of the German accounts receivable, (iii) one and one-half (1.5) times the previous trailing twelve months Adjusted EBITDA (as hereinafter defined) of the German subsidiaries of AHL, and (iv) the previous month’s sales of the German subsidiaries of AHL (the “Maximum Term Loan A Amount”).

Term Loan B: A Term Loan B Facility in an amount of $30,000,000. The term loan B (the “Term Loan B” and together with the Term Loan A, collectively, the “Loans”) shall be made on the Closing Date in an amount equal to $30,000,000.

TERM:	The Financing Facility shall terminate on the fourth anniversary of the Closing Date (the “Maturity Date”).

PREPAYMENT:	Mandatory: The Loans shall be prepaid in full in the event that the Revolving Credit Facility is terminated and is not replaced with another revolving credit facility on terms no less favorable to the Borrowers, provided that the identity of the new lender providing such facility shall be reasonably acceptable to the Lenders.

The Term Loan A shall be prepaid to the extent that the outstanding amount of such Term Loan A exceeds the Maximum Term Loan A Amount.

In addition, customary mandatory prepayments will be included in the definitive documentation, including, without limitation, issuance of debt or equity, annual excess cash flow (in a percentage of 50% and as defined in the definitive loan documentation), sale of assets, casualty events, receipt of tax refunds, receipt of proceeds from other “corporate events” and other extraordinary events, subject to customary exceptions to be negotiated; provided, that, notwithstanding the foregoing, in the case of a sale of all or any substantial portion of the assets or the stock of a German Loan Party, the proceeds of such sale shall be applied as follows: (i) first, to the Term Loan A until the Term Loan A is paid in full and (ii) second, to the Term Loan B in an amount of not less than $15,000,000, provided that, nothing contained herein shall be construed as requiring consent by the Lenders to the sale of all or any substantial portion of the assets or the stock of a German Loan Party for cash proceeds of not less than $22,500,000, so long as, both before and, on a pro forma basis, after giving effect to such sale, there is no Event of Default.

These mandatory prepayments shall be applied to (i) the Term Loan A until paid in full, and (ii) to the Term Loan B (in the inverse order of maturity) until paid in full. The loan agreement shall permit a Lender, with the consent of AHL, to elect not to receive the mandatory prepayment payable to it.

Optional: The Borrowers may, upon prior written notice, prepay the Term Loan A, in whole at any time or in part from time to time, without premium or penalty. The Borrowers may prepay the Term Loan B, in whole at any time or in part from time to time, subject, in the case of the prepayment of the Term Loan B (other than a prepayment resulting from an event or circumstance that is involuntary or not caused by Borrowers or Guarantors), to the prepayment premium referred to below.

Amounts paid on the Loans shall not be permitted to be reborrowed.

Prepayment Premium: Prepayment of the Term Loan B at any time prior to the Maturity Date (other than a prepayment resulting from an event or circumstance that is involuntary or not caused by Borrowers or Guarantors) shall be subject to an early termination fee equal to (i) 5.0% of the amount of the Term Loan B prepaid on or before the first anniversary of the Closing Date, (ii) 4.0% of the amount of the Term Loan B prepaid on or before the second anniversary of the Closing Date, in the event that such termination and prepayment occurs after the first anniversary of the Closing Date and on or before the second anniversary of the Closing Date, (iii) 3.0% of the amount of the Term Loan B prepaid on or before the third anniversary of the Closing Date, in the event that such termination and prepayment occurs after the second anniversary of the Closing Date and on or before the third anniversary of the Closing Date, and (iv) 2.0% of the amount of the Term Loan B prepaid on or before the fourth anniversary of the Closing Date, in the event that such termination and prepayment occurs after the third anniversary of the Closing Date and on or before the fourth anniversary of the Closing Date; provided that no prepayment fee would be due in respect of (x) prepayments of up to $15,000,000 with proceeds received from the sale of a German Loan Party’s stock or assets, (y) any amounts paid as a result of scheduled amortization or the annual excess cash flow mandatory prepayment or (z) any prepayments made within 60 days prior to the Maturity Date.

MATURITY/ AMORTIZATION:	All Loans and other obligations outstanding under the Financing Facility shall be payable in full on the Maturity Date.

The Term Loan A shall have no scheduled amortization.

The Term Loan B shall amortize on a quarterly basis commencing in the third quarter after the Closing Date and continuing each quarter thereafter and shall be payable on the first day of each such quarter as follows:

Quarters 1 and 2:                $0

Quarters 3 and thereafter:  $500,000

; provided that the final installment shall be equal to the aggregate principal amount of the Term Loan B then outstanding.

CLOSING DATE:	The first date on which all definitive loan documentation satisfactory to the Borrowers and each Lender (the “Loan Documents”) is executed by the Loan Parties and the Lenders; provided, that, the Lenders’ obligations under the Commitment Letter and this term sheet shall expire on September 30, 2003.

COLLATERAL:	All obligations of the Loan Parties to each Lender shall be secured by a perfected lien on and security interest in all assets of the Loan Parties (inclusive of all assets of the German Loan Parties) now owned and hereafter acquired, including, without limitation, all real property, fixtures, accounts, inventory, machinery and equipment (including all tooling), general intangibles (including copyrights, trademarks, patents and other intellectual property), payment intangibles, chattel paper, instruments, investment property, commercial tort claims, and all other assets and property of the Loan Parties, real and personal, tangible and intangible, and all proceeds thereof, including all of the stock of each subsidiary of AHL (the “Collateral”), provided, that the Lenders will allow (i) the first priority lien in favor of Merrill Lynch to secure the obligations of the Loan Parties under the Revolving Credit Facility, (ii) the first priority lien in favor of a lender or factor on a portion of the German accounts receivable, securing the German W/C Facility, and (iii) customary permitted liens acceptable to the Lenders.

All Loans, all costs, fees and expenses of each Lender, and all other obligations owed to such Lender shall be secured as described above and charged to the loan account to be established under the Financing Facility.

INTEREST:	Term Loan A: The Term Loan A shall bear interest at a rate per annum equal to the Reference Rate plus 4.0%, payable monthly in arrears. A portion of the interest equal to the Reference Rate plus 2.0% per annum shall be payable in cash; the remainder of the interest shall be paid in kind, which interest shall be capitalized on a monthly basis and shall be added to the outstanding principal balance of the Term Loan A.

Term Loan B: The Term Loan B shall bear interest at a rate per annum equal to the Reference Rate plus 8.875%, payable monthly in arrears (the “Base Term Loan B Rate”). In addition, the Base Term Loan B Rate shall be increased by 2% for the remainder of the term of the Financing Facility if any of the following occur: (i) the Senior Leverage Ratio (as hereinafter defined) on and as of December 31, 2004 exceeds 2.50 to 1.0, or (ii) the Senior Leverage Ratio on and as of December 31, 2005 exceeds 2.0 to 1.0. A portion of the interest equal to the Reference Rate plus

5.625% per annum shall be payable in cash; the remainder of the interest shall be paid in kind, which interest shall be capitalized on a monthly basis and shall be added to the outstanding principal balance of the Term Loan B.

As used herein, “Reference Rate” means the rate of interest publicly announced from time to time by JPMorgan Chase Bank in New York, New York as its reference rate, base rate or prime rate, provided that at no time shall the Reference Rate be less than 4.25%. All interest and fees for the Financing Facility shall be computed on the basis of a year of 360 days for the actual days elapsed. If any event of default shall occur and be continuing, interest shall accrue under the Financing Facility at a rate per annum equal to 2.0% in excess of the rate of interest otherwise in effect.

FEES:	The Borrowers shall pay certain fees to the Lenders on the terms and conditions set forth in the Fee Letter.

In addition, the Borrowers shall pay to Agent for the benefit of the Lenders (a) out-of-pocket expenses for each financial audit of the Loan Parties performed by personnel employed by the Lenders, (b) out-of-pocket expenses, for each appraisal of the Collateral performed by personnel employed by any Lender, and (c) the actual charges paid or incurred by any Lender if it elects to employ the services of one or more third parties to perform financial audits of the Loan Parties, to appraise Collateral, or to assess the Loan Parties’ enterprise valuation. Notwithstanding the foregoing, in the absence of a continuing Event of Default, the Borrowers shall not have to pay for more than two financial audits, appraisals or valuations per year.

All fees will be allocated between the Lenders in accordance with a separate writing between the Lenders.

WARRANTS/ STOCK PURCHASE:	The Lenders shall be granted on the Closing Date, on a prorata basis based upon each Lender’s portion of the outstanding principal amount of the Term Loan B, ten (10) year warrants to purchase (i) five percent (5%) of the fully-diluted common stock of AHL with a nominal exercise price (i.e. penny warrants), (ii) five percent (5%) of AHL’s fully-diluted Preferred Series A stock with an exercise price equal to the effective price per share paid by the Investor or its affiliates on or before the Closing Date (the “Preferred Series A Warrants”), and (iii) five percent (5%) of AHL’s fully-diluted Preferred Series B stock (together with the Preferred Series A Warrants, the “Preferred Warrants”) with a nominal exercise price (i.e. penny warrants). The warrants would be immediately detachable and would include anti-dilution provisions, registration rights, and customary minority investor protections, including put rights, tag-along rights and pre-emptive rights. Additional anti-dilution provisions shall be negotiated in good faith by both parties; however, Lenders shall receive anti-dilution provisions no less favorable than those of existing shareholders, the Investor and its affiliates, and shareholders that exist after the date hereof. The Preferred Warrants will be entitled to receive all dividends paid or accrued in respect of the Preferred Series A and Preferred Series B stock, respectively, on an “as exercised” basis.

OBSERVER RIGHTS:	Each Lender may designate a non-voting representative to attend and participate in (i) up to one management committee meeting per quarter and (ii) all meetings of AHL’s Board of Directors and any other committee meetings other than those set forth in clause (i) above. The Lenders will retain such visitation rights until the obligations of the Companies to the Lenders are paid in full and the Lenders’ equity ownership is reduced to zero. AHL shall not be required to reimburse any Lender for any out-of-pocket expenses incurred by such Lender or such Lender’s representative in connection with his or her attendance at AHL’s Board of Directors meetings or other activities. The quarterly management meetings and at least one of AHL’s Board of Directors meetings per year will be required to be held in person, AHL shall inform the Lenders of the time and location of all committee meetings and all of AHL’s Board of Director meetings, and Lenders shall be given the same notice of such meetings that is provided to the Board of Directors. The Lenders shall receive all information provided to the members of the Board of Directors in connection with any such meetings, even if the Lenders are not permitted to attend such meetings.

USE OF PROCEEDS:	The proceeds of the Loans under the Financing Facility, together with not less than $45,953,000 of equity proceeds (of which not less than $30,000,000 shall be cash equity proceeds), not less than $5,347,000 of the proceeds of a bridge financing by the Investor or affiliates of the Investor and the proceeds of loans under the Revolving Credit Facility, shall be used (i) to refinance up to $61,100,000 of existing indebtedness (net of applicable discounts and rollover Preferred Series C stock of AHL of $2,250,000), (ii) to restructure the Argenbright Note (as hereinafter defined) at a cost to the Borrowers of not more than $5,000,000, (iii) to fund working capital in the ordinary course of business of the Borrowers, and (iv) to pay fees and expenses in connection with the Financing Facility.

CONDITIONS PRECEDENT:	The obligation of each Lender to make any Loans in connection with the Financing Facility shall be subject to customary conditions precedent including, without limitation, the following special conditions precedent:

(a)    Execution and delivery of appropriate legal documentation (including, without limitation, inter-lender arrangements among the Lenders) in form and substance satisfactory to each Lender and the satisfaction of the conditions precedent contained therein.

(b)    No Material Adverse Change shall have occurred, as determined by each Lender in its sole discretion exercised reasonably. The operating performance of the Borrowers shall be in material compliance with the projections most recently delivered to the Lenders.

(c)    The Agent shall have received UCC, tax and judgment lien searches and other appropriate evidence, evidencing the absence of any liens on the Collateral, except for (i) the first priority lien in favor of Merrill Lynch securing the obligations of the Loan Parties under the Revolving Credit Facility, (ii) the first priority lien in favor of a lender or factor on a portion of the German accounts receivable, securing the German W/C Facility, (iii) existing liens acceptable to each Lender, and (iv) customary permitted liens acceptable to the Lenders. The Agent, for the benefit of the Lenders, shall have been granted a perfected lien on all Collateral subject to (A) the first priority lien in favor of Merrill Lynch securing the obligations of the Loan Parties under the Revolving Credit Facility and (B) customary permitted liens acceptable to the Lenders.

(d) Opinions from the Loan Parties’ counsel (including, without limitation, German local counsel) as to such matters as each Lender and its counsel may reasonably request.

(e)    Insurance satisfactory to each Lender, such insurance to include (i) key man life insurance in an amount to be agreed upon for A. Clayton Perfall and Terry Niles that is assigned to the Agent for the benefit of the Lenders, (ii) liability insurance for which the Agent, for the benefit of the Lenders, shall be named as an additional insured and (iii) property insurance with respect to the Collateral for which the Agent, for the benefit of the Lenders, shall be named as loss payee.

(f)     Each Lender’s completion of its legal due diligence, including with respect to securities, tax, accounting and Hart-Scott matters, with results satisfactory to such Lender and its counsel. Such due diligence shall include, but not be limited to satisfactory completion of the following: (i) a review of the Loan Parties’ books and records in order to confirm compliance with the ratio set forth in clause (r) below, and (ii) a review of Merrill Lynch’s take-over audit.

(g) All Loans shall be in full compliance with all applicable requirements of law and the Merger shall be in compliance with all relevant federal and state securities laws.

(h)    There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality which relates to the Financing Facility, the Acquisition or the Merger or which, in the opinion of any Lender, has any reasonable likelihood of having a material adverse effect on (i) the condition (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of (A) the Loan Parties organized in the United States, taken as a whole, and (B) the German Loan Parties, (ii) the ability of the Loan Parties to perform their obligations under the Loan Documents, (iii) the ability of the Lenders to enforce the Loan Documents, or (iv) the Acquisition or the Merger.

(i) The Merger shall have been effected and a majority of the Board of Directors of AHL shall have been designated by the Investor.

(j)     The Merger Agreement and all schedules, exhibits and all documents related to the Acquisition and the Merger, including the amended and restated articles of incorporation of AHL, shall be in form and substance satisfactory to the Lenders.

(k)    All necessary governmental and third party approvals in connection with the Merger, and in connection with the financing provided by the Lenders, shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any court or other competent authority which restrains, prevents or imposes materially adverse conditions upon, the Merger.

(l) The Borrowers shall have paid to each Lender all fees and expenses then owing to such Lender, provided that legal fees shallbe limited to not more than one law firm for each Lender in addition to one German law firm for all Lenders.

(m)   The Investor, its affiliates and co-investors shall have invested no less than $45,953,000 in (i) not less than $30,000,000 of cash equity proceeds and (ii) rollover equity in the form of Preferred Series B Stock, which stock shall carry a return hurdle of 30% per annum and of which no more than $15,953,000 shall represent “roll-over” equity, which equity investment shall be on terms and conditions and pursuant to documents acceptable to the Lenders, and the Lenders shall have received fully executed documentation evidencing the same.

(n)    The Borrowers shall have received the proceeds of no less than $5,347,000 in a subordinated bridge loan from the Investor and/or its affiliates (the “Bridge Loan”) which shall be deeply subordinated to the obligations under the Financing Facility and otherwise on terms and conditions and pursuant to documents acceptable to the Lenders, and the Lenders shall have received fully executed documentation evidencing the same. The Lenders and the holders of the Bridge Loan shall have entered into a subordination agreement in form and substance satisfactory to the Lenders.

(o)    The promissory note in favor of Securicor plc (the “Securicor Note”) shall have been converted into no more than $10,000,000 of Preferred Series A Stock, which shall carry a cumulative cash dividend (such dividend to be payable only upon a liquidation event and only after payment in full of all obligations owed under the Financing Facility) of 5% per annum, and which shall be on terms and conditions and pursuant to documents acceptable to the Lenders, and the Lenders shall have received fully executed documentation evidencing the same.

(p)    The Borrowers shall have restructured the promissory note in favor of Frank Argenbright (the “Argenbright Note”) on terms and conditions and pursuant to documents satisfactory to the Lenders, and the Lenders shall have received fully executed documentation evidencing the same. The Lenders and the holders of the Argenbright Note shall have entered into a subordination agreement in form and substance satisfactory to the Lenders.

(q)    The Borrowers shall have entered into the Revolving Credit Facility with Merrill Lynch, in an amount not less than $20,000,000, on terms and conditions satisfactory to the Lenders. The Borrowers shall have, at the closing, a minimum unused but available borrowing capacity under the Revolving Credit Facility of not less than $5,000,000, after giving effect to the Acquisition and the Merger and paying all fees and expenses related to the Financing Facility and the Acquisition and the Merger, and provided working capital accounts are at a level and in a condition reasonably satisfactory to each Lender. The Lenders and Merrill Lynch shall have entered into an intercreditor agreement in form and substance satisfactory to the Lenders.

(r)     The Lenders shall be satisfied that the ratio of (i) total senior secured indebtedness of the Companies on the Closing Date after giving effect to the financing transaction contemplated hereby to (ii) the trailing twelve month Adjusted EBITDA (as defined below) of the Companies for the most recent trailing twelve month period measured prior to the Closing Date, does not exceed 3.25 to 1.0.

(s) The senior managers of the Companies shall have entered into customary non-compete agreements, which agreements shall be reasonably satisfactory to the Lenders.

(t)     Each Lender shall have received such financial and other information regarding AHL and its subsidiaries as such Lender may request, including, without limitation, a detailed monthly business plan (including balance sheet and cash flow projections) for fiscal year 2003 in form and substance satisfactory to the Lenders.

(u) The Agent shall have received landlord waivers and/or collateral access agreements with respect to the third party locations of the Borrowers as required by the Lenders.

REPRESENTATIONS AND WARRANTIES:	Usual representations and warranties, including, but not limited to, corporate existence and good standing, permits and licenses, authority to enter into the Loan Documents, occurrence of the Closing Date, consummation of the Merger, governmental approvals, non-violation of other agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, absence of Material Adverse Change, absence of default or unmatured default and priority of the Lenders’ liens.

COVENANTS:	Customary covenants, including, but not limited to, provision of financial statements and other customary reporting (including a detailed monthly business plan (including balance sheet and cash flow projections) for fiscal year 2004 no later than December 31, 2003), notices of litigation, notices with respect to the Acquisition, the Revolving Credit Facility and all other indebtedness, defaults and unmatured defaults and other information, compliance with laws, permits and licenses, inspection of properties, books and records, maintenance of insurance, limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale of assets (but allowing for the sale of all or any substantial portion of the assets or stock of a German Loan Party for an amount that is not less than $22,500,000), sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, indebtedness, compliance with pension, environmental and other laws, operating leases, transactions with affiliates and prepayment of other indebtedness.

Financial covenants to be agreed upon by the Lenders and the Investor based on projections submitted to and acceptable to the Lenders to include minimum Adjusted EBITDA, maximum capital expenditures and minimum fixed charge coverage ratio. At no time shall the ratio of (i) total senior secured indebtedness of the Loan Parties (including the Loans and the loans under the Revolving Credit Facility) to (ii) the trailing twelve month Adjusted EBITDA of the Loan Parties (the “Senior Leverage Ratio”), exceed 3.25 to 1.0, provided that the actual covenant levels will be based upon projections submitted to and acceptable to the Lenders. “Adjusted EBITDA” shall mean EBITDA after giving effect to such add-backs that have been approved by the Lenders.

Financial reporting to include: (i) annual, audited financial statements, (ii) quarterly, internally prepared financial statements, (iii) monthly, internally prepared financial statements, (iv) semi-annual projections, including monthly balance sheet, profit and loss and cash flow figures, and (v) other reporting as reasonably required by the Lenders.

EVENTS OF DEFAULT:	Usual events of default, including, but not limited to, payment, cross-default, violation of covenants, breach of representations or warranties, bankruptcy or insolvency, judgment, ERISA, environmental, change of control, material adverse effect and other events of default which are customary in facilities of this nature.

GOVERNING LAW:	All documentation in connection with the Financing Facility shall be governed by the laws of the State of New York applicable to agreements made and performed in such State.

ASSIGNMENTS, PARTICIPATIONS:	Each Lender shall be permitted to assign its rights and obligations hereunder, or any part thereof, to any person or entity without the consent of the Loan Parties. Each Lender shall be permitted to grant participations in such rights and obligations, or any part thereof, to any person or entity without the consent of the Loan Parties.

EXPENSES:	The Borrowers shall pay on demand all fees, costs and reasonable expenses of each Lender (including reasonable legal fees (limited to one law firm for each Lender in addition to one German law firm for all Lenders, audit fees, appraisal and valuation fees, search fees, filing fees, and documentation fees, and expenses in excess of the Deposit), incurred in connection with the Commitment Letter and this Term Sheet and the transactions contemplated by the Commitment Letter and this Term Sheet, whether or not such transactions close.

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